S|E|B

082-03637

RECEIVED

2007 MAY 29 A 5:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07023841

Date
May 16, 2007

SUPPL

Re: Application to publish home country documents required under Rule 12g3-2(b) on the internet

Ladies and Gentlemen:

Skandinaviska Enskilda Banken AB (publ) (SEB), a Swedish limited liability company listed on the Swedish Stock Exchange, has received an exemption under the Exchange Act Rule 12g3-2(b).

SEB hereby applies for a permission to publish its ongoing home country documents required under Rule 12g3-2(b) and (e) on its website, www.sebgroup.com, and not submit the documents in paper to the Commission. This will include translations of the following documents:

- annual report, including annual financial statements,
- interim reports that include financial statements,
- press releases,
- other communications and documents distributed directly to security holders of each class of securities to which the exemption relates.

A Certificate of Registration is enclosed.

Yours sincerely,

SEB

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

Ulf Grunnesjö
Head of Investor Relations

Mailing Address	Telephone	Fax	Internet
SE-106 40 STOCKHOLM			
Office Address			
Kungsträdgårdsgatan 8	+46 8 771 621 000	+46 8 611 15 49	www.sebgroup.com

Skandinaviska Enskilda Banken AB (publ). Corporate Identity Number: 502032-9081. Registered Office: Stockholm.

Bolagsverket
Swedish Companies Registration Office

Certificate of Registration
Joint-stock banking company

Registration number: 502032-9081
Date of registration: 29th December, 1971
Company name: Skandinaviska Enskilda Banken AB
Address:
106 40 STOCKHOLM
Registered office: Stockholm
Share capital: SEK 6 871 566 310

Note: **Acquisition by merger**

The company is registered as a public limited liability company

Bank charter:
Charter granted: 17th December, 1971 Extended: 15th August, 1990

Board member, Managing Director:
620412-0148 Falkengren, Annika Katarina, Lovisagatan 2, 115 23 STOCKHOLM

Board member, Chairman of the Board:
560902-0093 Wallenberg, Marcus, Nordenskiöldsgatan 76, 115 21 STOCKHOLM

Board members, Vice-chairman of the Board:
560113-0015 Wallenberg, Jacob, Väringav 13, 182 63 DJURSHOLM

Members of the board:
590731 Hughes, Penny, 35 Broom Water Teddington, Middlesex TW11 9QJ TEDDINGTON, GREAT BRITAIN
451018-6911 Jansson, Fritz Martin Urban, Rådjursvägen 29, 302 73 HALMSTAD
501107-4316 Jensen, Ulf Kurt Robert, Furuv 3 B, 135 52 TYRESÖ
(Employee representative)
430107 Johannesson, Lars Tuve Patrik, 19 Royal Avenue, LONDON SW3 4QE, GREAT BRITAIN
460907 Kaempfer, Steven David Felix, 50 Lamont Road, SW100HX LONDON, GREAT BRITAIN
460709 Körber, Hans-Joachim, Poststrasse 22, D-40213 DÜSSELDORF, GERMANY
631016-4956 Lilja, Per Göran, Tröskaregatan 30, 417 21 GÖTEBORG
(Employee representative)
570320 Ovesen, Jens Jesper, Fjordvej 84, 6000 KOLDING, DENMARK
411005-3990 Ros, Carl Wilhelm Axel, Jungfrugatan 37, 5 tr, 114 44 STOCKHOLM

contd.

Bolagsverket
Swedish Companies Registration Office

Certificate of Registration
Joint-stock banking company

Registration number: 502032-9081
Date of registration: 29th December, 1971
Company name: Skandinaviska Enskilda Banken AB

Deputy members of the board:
590315-1073 Arrius, Sven Göran, Karlavägen 17, IV, 114 31 STOCKHOLM
(Employee representative)
530408-8544 Olofsson, Anna Magdalena, Pyrolavägen 43, 181 60 LIDINGÖ
(Employee representative)

Other persons authorized to sign on behalf of the company:
570721-0034 Abrahamson, John Harald, Ravinvägen 9, 133 36 SALTSJÖBADEN
740624-4058 Albrektsson, Tord Magnus, Nobelvägen 85 C, 214 38 MALMÖ
600606-6218 Aldrin, Erik Håkan, No. 42 Tixiang Villa, Lane 1, Xiuyan Rd., SHANGHAI, CHINA
550528 Amundsen, Erling, Bakketoppen 6, N 1 65 OSLO, NORWAY
600127 Anderson, Terje Brun, St. Edmundsvei 39 E, 0280 OSLO, NORWAY
570124-1035 Andersson, Nils Johan, Bergviksvägen 77, 167 63 BROMMA
630725-1204 Andersson, Viveka Elisabeth, 39 Avenue de Suffren, F-75007 PARIS, FRANCE
531031-6814 Ardermark, Ulf Erik, Åkaregatan 3, 216 15 MALMÖ
481005 Argelander, Wolfgang, Hasenpfad 21, D-65812 BAD SODEN, GERMANY
571108-2056 Arozin, Lars Anders, Kungsvägen 12, 131 46 NACKA
640520-1150 Arve, Erik Magnus Gustaf, Granliden 7, 183 52 TÄBY
620912 Bakker, Tone Cahtrine Lunde, oksensyveien 25, 1366 LYSAKER, NORWAY
591025-0033 Barnekow, Fredrik Jan Rutger, Narvavägen 8, 115 23 STOCKHOLM
640528-0337 Bergekrans, Pontus Mikael, Fänriksstigen 3, 133 34 SALTSJÖBADEN
450915-0753 Berggren, Hans Olov, Bladv 18, 232 53 ÅKARP
680121-0052 Berglund, Nils Kenneth, Skogsbrynet 6, 746 38 BÅLSTA
660303-0120 Bergwall Nilsson, Helena Charlotte, Järlavägen 17, 131 41 NACKA
590421-1033 Bierke, Pär Anders, Högbergsvägen 18, 181 62 LIDINGÖ
650626-1632 Billing, Magnus Krister, Fridhemsvägen 8, 183 65 TÄBY
660205 Bjerke, Even Andreas, 6 St. Martin Drive nr 04-13, St. Martin Residence, 257992 SINGAPORE, SINGAPORE
490523 Björkman, Sven Ingvarsson, 8 Cuscaden Walk 14-01, Four Seasons Park, Spring Block, SINGAPORE 249692 SINGAPORE
661031-1950 Björknert, Carl Mikael, Torvsticksvägen 2B, 168 57 BROMMA
630715-7146 Björs, Marit Birgitta Victoria, Primusgatan 98, 112 67 STOCKHOLM
620909-0015 Blomquist, Curt Per-Arne, Särnavägen 7, 167 75 BROMMA
560806-1478 Boheman, Carl Fredrik, Eugon-Kogon-Weg 2, 61462 Königstein Falkenstein, GERMANY, GERMANY
521006-0108 Breitholtz, Birgitta Elisabeth, Ringen 61, 182 74 STOCKSUND
470522 Bröderman, Lennart Thorild, Kalevagatan 40 A 10, 00180 HELSINGFORS, FINLAND
570510 Böe, Bjarte, Österåskroken 6, 1361 ÖSTERÅS BAERUM, NORWAY

contd.

Bolagsverket
Swedish Companies Registration Office

Certificate of Registration
Joint-stock banking company

Registration number: 502032-9081
Date of registration: 29th December, 1971
Company name: Skandinaviska Enskilda Banken AB

560227-2451 Carlsson, Bo Ingemar, Welandergatan 28, 416 56 GÖTEBORG
560329-1054 Carlsson, Per-Arne Magnus, Fredrikshovsg 10, 115 23 STOCKHOLM
660414-0258 Christensson, Carl Johan Alexander, Unit 2508 Block 3, Central Residences, No 167 Lane 1038 Huashan Road, SHANGHAI 200050 P.R., CHINA
620914-3574 Collin, Lars Gunnar Edvard, Morabergsvägen 33, 133 33 SALTSJÖBADEN
630928 Cooper, Mark Howard, 99 Holtspu Top Lane, Beakonsfield, BUCKS, GREAT BRITAIN
530302 Crow, Malcolm Killick, 11 Bloomfield Road, LONDON N6 KET, GREAT BRITAIN
511017-0031 Cöster, Karl Göran, Järnåldersringen 551, 136 65 HANINGE
550925-0071 Dahlén, Jan Peter Magnus, Läroverksvägen 11 B, 181 42 LIDINGÖ
630518-0116 Dahlberg, Hans Ove Christian, 11 Willowmere Avenue, Riverside, CT 06878, USA
630901-4329 Danielsson Lager, Anna Cecilia, Artillerigatan 46, 114 45 STOCKHOLM
550404 Dicks, Michael Ian, Garden Cottage Farm, Whites Hill, Shillinglee, SURREY GU8 4TA, GREAT BRITAIN
621117 Due-Hansen, Arne, Parkvej 1, 3400 HILLERÖD, DENMARK
470323-0211 Ekesiöö, Karl Erik, Morabergsvägen 45, 133 33 SALTSJÖBADEN
590703-2923 Engqvist, Anette Inga-Lill, Major Nilssonsgatan 7 C, 217 52 MALMÖ
670402-1234 Engstrand, Anders Agne, Igelbodavägen 8, 133 38 SALTSJÖBADEN
560907-0130 Engström, Per Magnus Olof, Erstaviks Kvarnväg 22, 133 36 SALTSJÖBADEN
630502-4637 Eriksson, Erik Thomas Jörgen, Styrmansgatan 11, 114 54 STOCKHOLM
600410-4052 Falkenberg, Hans Henric Vilhelm, Karlaplan 8, 114 60 STOCKHOLM
560504-6613 Falkman, Nils Anders, Eriksbergsgatan 19, 114 30 STOCKHOLM
570816-1095 Fors, Göran Reinhold, Norrskensbacken 17, 163 56 SPÅNGA
510222 Friis Pedersen, Bodil, Usseröd Kongevej 97 D, 2970 HORSHOLM, DENMARK
530620 Frölich, Per Keyser, Eiksmarka Baerum, Sågbakken 5, OSLO, NORWAY
550803 Gifford, Michael Roger, 25 Cleaver Square, LONDON SE11 4DW, GREAT BRITAIN
561001-0042 Gunnarson, Britt-Marie, Malmgårdsvägen 6, 116 38 STOCKHOLM
520802-5139 Gärtner, Martin Edgar, Bragevägen 27, 132 35 SALTSJÖ BOO
640909-5160 Hagberg, Charlotte Margit Inga, Överåsgatan 5, 412 66 GÖTEBORG
560725 Hagen, Lars, Haresvingen 11, 1362 HOSLE, BAERUM, NORWAY
490516-6932 Hallman, Kjell Erik, Spektrumsgatan 42, 421 63 VÄSTRA FRÖLUNDA
471004-3995 Hansson, Rolf Lennart, Sorlabäcksg 27 A, 216 20 MALMÖ
560729-0029 Hellners, Helene Ulrica Alexandra, Patrons väg 1, 131 50 SALTSJÖ-DUVNÄS
570511-2448 Hjorth, Lise-Lotte Katarina, Am Ellerhang 9B, D-61462, KÖNIGSTEIN FALKENSTE, GERMANY
631228-1238 Hoh, Hans-Eric, Blomgatan 2 C, 752 31 UPPSALA
630701 Holtermand, Peter, Östre Greensvej 41, 268 SOLROD STRAND, DENMARK
670518 Hopponen, Erkka Leo, Nuottakallio 7 A, 02230 ESPOO, FINLAND
660621 Honkaniemi, Jukka Olavi Anttoni, Alalinnake 1F 55, 02160 ESPOO, FINLAND

contd.

Bolagsverket
Swedish Companies Registration Office

Certificate of Registration
Joint-stock banking company

Registration number: 502032-9081
Date of registration: 29th December, 1971
Company name: Skandinaviska Enskilda Banken AB.

520220-2510 Hultqvist, Lars Erik Gustav, Valhallavägen 80, 114 27 STOCKHOLM
610501-5595 Jakobsson, Ulf Gunnar, Skolgårdsvägen 3, 182 74 STOCKSUND
630510-0171 Jansson, Björn Johan, Sjövägen 10 A, 183 52 TÄBY
630812-1133 Jansson, Torbjörn Martin, Kullstigen 11, 132 47 SALTSJÖ-BOO
651102-5618 Johansson, Hans-Frederick, Åkervägen 27, 135 53 TYRESÖ
620330-6235 Johansson, Knut Jonas Martin, Gudmundsvägen 8, 182 69 DJURSHOLM
501011-6902 Johansson, Ulla-Carin Antoinette, Sjöbodsvägen 14, 423 39 TORSLANDA
590909-7130 Johnsson, Raoul Anders, Odengatan 45, 113 51 STOCKHOLM
651113-1036 Josefson, Rikard Valdemar, Björktunet 8, 181 48 LIDINGÖ
570422-0051 Josephson, Harry Richard, Burevägen 20, 182 63 DJURSHOLM
640902-3592 Jubrand, Mats Olof, Swedenborgsgatan 21, 118 27 STOCKHOLM
620809-1212 Kajerdt, John Olof, Studievägen 3, 182 73 STOCKSUND
560406-1464 Karlgren, Karin Ylva, Svalvägen 11 B, 181 56 LIDINGÖ
561121 Kee, Chin Fah, No. 4A, Wimborne Road, SINGAPORE 436628, SINGAPORE
630110 Kirkelund Johansen, Dorte, Kong Georgs Vej 54,st.th., 2000 FREDERIKSBERG, DENMARK
500814-4338 Kjaer, Mats Rune Lennart, Magnus Stenbocksg 7, 222 24 LUND
491029 Koh nee Leong Swee Chin, Maureen, 10 Taman Serasi 08-10, 257 21 SINGAPORE, SINGAPORE
631218 Kubicki, Peter Rene, Efteraarsvej 15, 2920 CHARLOTTENLUND, DENMARK
490722-5272 Larsson, Bengt Håkan, Bragevägen 17, 182 64 DJURSHOLM
610116-6236 Larsson, Hans Torsten Georg, Heimdalsvägen 19, 182 63 DJURSHOLM
510607-6234 Larsson, Mats Erik, Hagenvägen 14 A, 429 35 KULLAVIK
660214 Lee, Cheow Khim Gerard, 806 Thomson Road 02-14 Thomson 800, SINGAPORE 298189, SINGAPORE
540121 Lewallen, Scott, 63 York Avenue, SW 14-7 7 LQ LONDON, GREAT BRITAIN
480804-1026 Liljeholm, Barbro Charlotte Linnéa, Härdstigen 15, 187 76 TÄBY
570225-0266 Lindblad, Märta Karin, Näsby Allé 11, 183 55 TÄBY
591213-0019 Ling-Vannerus, Ulf Peter Herbert, Rådmansgatan 4, 114 25 STOCKHOLM
611119 Lockie, David Charles, The Old Vicarage, Good Easter, ESSEX CMI 4RU, GREAT BRITAIN
601219-2669 Loureiro da Silva, Ana Paula, Rottnerosbacken 53, 123 48 FARSTA
660406-4094 Lund, Folke Johan, Asbjörnsens väg 23, 167 61 BROMMA
560515-3559 Lundahl, Åke Lennart, Sickla Allé 33, 131 65 NACKA
450723-0839 Lundberg, Thomas, Åsbacken 28, 167 66 BROMMA
560804 Luukka, Taru-Leena, Nordenskiöldsgatan 3EA9, 002 0 HELSINGFORS, FINLAND

contd.

Bolagsverket
Swedish Companies Registration Office

Certificate of Registration
Joint-stock banking company

Registration number: 502032-9081

Date of registration: 29th December, 1971

Company name: Skandinaviska Enskilda Banken AB

620629-1111 Magnusson, Bo David, Uddvägen 17, 181 30 LIDINGÖ
521122-0115 Mossberg, Anders Göran, Rävviken, 181 90 LIDINGÖ
500221-0036 Myhrman, Karl Sam Olof, Värtav 4, V, 115 24 STOCKHOLM
530119-4642 Nilsson, Ann Helén, August Plyms väg 6, 133 33 SALTSJÖBADEN
540930-0091 Nilsson, Thomas Erland Peter, Runebergsgatan 7, 114 29 STOCKHOLM
471220 Nilsson, Ulla Margareta, 18 Esher Place Avenue, Esher, SURREY KT10 8PY, GREAT BRITAIN
571210 Nordström, Björn, Hansaalleé 29 F, D-60322 FRANKFURT, GERMANY
511007-1098 Nyblaeus, Nils-Fredrik, Norevägen 13, 182 61 DJURSHOLM
601028 Nystén, Marcus Fredrik, 14 Rusthall Avenue, LONDON W4 1BP, GREAT BRITAIN
470801-0337 Odemyr, Hans Kenneth, Stiltjev 4, 132 31 SALTSJÖ-BOO
530722-6695 Orrgard, Carl Ulf Michael, Jägarstigen 18, 181 46 LIDINGÖ
670425 Paus, William, Seedammweg 36, 61352 BAD HOMBURG, GERMANY
620512 Pawlowski, Piotr Leszek, Ul.Petöfiego 1A/20, 01-917 WARSAWA, POLAND
641228 Pedersen, Jens Nodskov, Kratvaenget 8, 2920 CHARLOTTENLUND, DENMARK
461216-5235 Pedersen, Zaid Owe Baily, Valevägen 5B, 182 61 DJURSHOLM
620913-4623 Pelér Andersson, Anna Mireille, Höguddsvägen 17, 181 62 LIDINGÖ
610720-7596 Pettersson, Ulf Olof, Uppsala Näs, Johannelund, 755 91 UPPSALA
600521-9438 Pispas, Athanase, 6 Pond Edge Road, 06880 WESTPORT CT, USA
640422 Pullig, Maria Elena, rue Edouard Vaillant, 78390 BOIS D' ARCY, FRANCE
520925 Riis, Per Arne, Dalsveien 39 D, 0775 OSLO, NORWAY
480413-0351 Ringström, Hans Torsten Einar, Lunkentusvägen 17, 167 03 BROMMA
590216 Rogers, Robert William, 20 Montague Road, RICHMOND TWIO 6QW, GREAT BRITAIN
660414-0324 Rutqvist, Ewa Margareta, Egilsvägen 25, 168 56 BROMMA
490714-6973 Rydmark, Eric Axel, ul. Grzybowska 2 m 120, 00-131 WARSZAWA, POLAND
530719 Scarlett, Marcus Adrian, The Miller´s Cottage, Pig Lane, Twyford, Bishop´s Stortford, CM22 7 PA, HERTFORDSHIRE, GREAT BRITAIN
591008-5116 Sinclair, Jan Malcolm Lawrence, Trastvägen 4, 182 79 STOCKSUND
580223-1067 Sjöstrand, Kerstin Elisabet, Orrgränd 1, 132 35 SALTSJÖ-BOO
550614-5514 Sondén, Carl Robert Lennart, Linnégatan 37, 114 47 STOCKHOLM
550429 Stern-Peltz, John Erik, Adolphsvej 2, DK-2820 GENTOFTE, DENMARK
551231-0011 Stjernström, Jan Martin, Stjärnvägen 18, 181 34 LIDINGÖ
480831-7400 Strandman Ullrich, Anna Maria K, Odengatan 37, 113 51 STOCKHOLM
470916-0115 Sundvik, Carl-Anders, Patrons väg 14, 131 50 SALTSJÖ-DUVNÄS
660610-2553 Svensson, Gerth Allan, Stenbitsvägen 36, 181 30 LIDINGÖ
651018-7898 Svensson, Weine Günther, Zaplocie 148, 02-970 WARSAWA, POLAND
680310 Swedberg, Benjamin, Piemonlerweg 16, D-61350 BAD-HAMBURG, GERMANY

contd.

Bolagsverket
Swedish Companies Registration Office

Certificate of Registration
Joint-stock banking company

Registration number: 502032-9081

Date of registration: 29th December, 1971

Company name: Skandinaviska Enskilda Banken AB

631014-2515 Teare, David Bamforth, Sveavägen 24, 182 60 DJURSHOLM
670126-5578 Thorén, Lars Ola, Skepparsta Gården, 429 41 SÄRÖ
541216-0037 Thornander, Ulf, Grev Turegatan 80, 114 38 STOCKHOLM
490802-0086 Thurell, Carin Monica, Engelbrektsgatan 11, 211 33 MALMÖ
561004-0171 Thureson, Claes-Johan, Eskadervägen 22, 183 54 TÄBY
600405-4950 Torstenson, Jan Lennart, Engelbrektsgatan 10, 114 32 STOCKHOLM
590818-0176 Torstensson, Ulf Larsson, Ängsullsvägen 10, 178 52 EKERÖ
630521-1267 Vilson Bergstedt, Åsa Margaretha, Valåkers Gård, 153 92 HÖLÖ
550629-2514 Virtanen, Arto Ilmari, Norrtullsgatan 17, 113 27 STOCKHOLM
511102 Wakefield, Simon Benedict, 2 Aschurch Park Villas, W 12 9SP LONDON, GREAT BRITAIN
590112-1623 Warnerman, Pia Margareta, Blomsterstigen 6, 182 38 DANDERYD
570411-0229 Widebäck West, Cecilia Göransdotter, Heleneborgsgatan 10 A, 117 32 STOCKHOLM
570222-5011 Widenfelt, Gunnar Erik Samuel, Västra Allén 12 C, 181 62 LIDINGÖ
531205-9347 Wijkman, Eszter Katalin Antonia, Odengatan 21, 114 24 STOCKHOLM
650125-8591 Zingmark, Erik Oskar, Braxenvägen 20, 181 30 LIDINGÖ
551208-0291 Öhman, Lars Anders, Vårsippstigen 9, 125 54 ÄLVSJÖ
510511-4812 Åhrman, Lars Erik, Hagavägen 2, 437 42 MÖLNDAL
560522-1133 Üürike, Toomas, Herkulesgatan 12, 14tr, 111 52 STOCKHOLM
651001-2849 de Loes Cassel, Isabelle Anastasia, Mårdvägen 26, 167 56 BROMMA

Company auditor(s):
490821-5256 Davéus, Ulf Håkan, BDO Feinstein Revision AB, 104 51 STOCKHOLM
(Appointed by the Financial Supervisory Authority)
556067-4276 PricewaterhouseCoopers AB, 113 97 STOCKHOLM
Represented by: 560124-0111

Principally responsible auditor(s):
560124-0111 Clemedtsson, Peter Emil, Thaliavägen 72, 167 75 BROMMA

Signatory power:
In addition to the board of directors,
any two jointly of
Abrahamson, John Harald
Albrektsson, Tord Magnus
Aldrin, Erik Håkan
Amundsen, Erling
Anderson, Terje Brun

contd.

Bolagsverket
Swedish Companies Registration Office

Certificate of Registration
Joint-stock banking company

Registration number: 502032-9081
Date of registration: 29th December, 1971
Company name: Skandinaviska Enskilda Banken AB

Andersson, Nils Johan
Andersson, Viveka Elisabeth
Ardermark, Ulf Erik
Argelander, Wolfgang
Arozin, Lars Anders
Arve, Erik Magnus Gustaf
Bakker, Tone Cahtrine Lunde
Barnekow, Fredrik Jan Rutger
Bergekrans, Pontus Mikael
Berggren, Hans Olov
Berglund, Nils Kenneth
Bergwall Nilsson, Helena Charlotte
Biérke, Pär Anders
Billing, Magnus Krister
Bjerke, Even Andreas
Björkman, Sven Ingvarsson
Björknert, Carl Mikael
Björs, Marit Birgitta Victoria
Blomquist, Curt Per-Arne
Boheman, Carl Fredrik
Breitholtz, Birgitta Elisabeth
Bröderman, Lennart Thorild
Böe, Bjarte
Carlsson, Bo Ingemar
Carlsson, Per-Arne Magnus
Christensson, Carl Johan Alexander
Collin, Lars Gunnar Edvard
Cooper, Mark Howard
Crow, Malcolm Killick
Cöster, Karl Göran
Dahlén, Jan Peter Magnus
Dahlberg, Hans Ove Christian
Danielsson Lager, Anna Cecilia
Dicks, Michael Ian
Due-Hansen, Arne
Ekesiöö, Karl Erik
Engqvist, Anette Inga-Lill
Engstrand, Anders Agne

contd.

Bolagsverket
Swedish Companies Registration Office

Certificate of Registration
Joint-stock banking company

Registration number: 502032-9081
Date of registration: 29th December, 1971
Company name: Skandinaviska Enskilda Banken AB

Engström, Per Magnus Olof
Eriksson, Erik Thomas Jörgen
Falkenberg, Hans Henric Vilhelm
Falkengren, Annika Katarina
Falkman, Nils Anders
Fors, Göran Reinhold
Friis Pedersen, Bodil
Frölich, Per Keyser
Gifford, Michael Roger
Gunnarson, Britt-Marie
Gärtner, Martin Edgar
Hagberg, Charlotte Margit Inga
Hagen, Lars
Hallman, Kjell Erik
Hansson, Rolf Lennart
Hellners, Helene Ulrica Alexandra
Hjorth, Lise-Lotte Katarina
Hoh, Hans-Eric
Holtermand, Peter
Honkaniemi, Jukka Olavi Anttoni
Hopponen, Erkka Leo
Hultqvist, Lars Erik Gustav
Jakobsson, Ulf Gunnar
Jansson, Björn Johan
Jansson, Torbjörn Martin
Johansson, Hans-Frederick
Johansson, Knut Jonas Martin
Johansson, Ulla-Carin Antoinette
Johnsson, Raoul Anders
Josefson, Rikard Valdemar
Josephson, Harry Richard
Jubrand, Mats Olof
Kaempfer, Steven David Felix
Kajerdt, John Olof
Karlgren, Karin Ylva
Kee, Chin Fah
Kirkelund Johansen, Dorte
Kjaer, Mats Rune Lennart

contd.

Bolagsverket
Swedish Companies Registration Office

Certificate of Registration
Joint-stock banking company

Registration number: 502032-9081
Date of registration: 29th December, 1971
Company name: Skandinaviska Enskilda Banken AB

Koh nee Leong Swee Chin, Maureen
Kubicki, Peter Rene
Larsson, Bengt Håkan
Larsson, Hans Torsten Georg
Larsson, Mats Erik
Lee, Cheow Khim Gerard
Lewallen, Scott
Liljeholm, Barbro Charlotte Linnéa
Lindblad, Märta Karin
Ling-Vannerus, Ulf Peter Herbert
Lockie, David Charles
Loureiro da Silva, Ana Paula
Lund, Folke Johan
Lundahl, Åke Lennart
Lundberg, Thomas
Luukka, Taru-Leena
Magnusson, Bo David
Mossberg, Anders Göran
Myhrman, Karl Sam Olof
Nilsson, Ann Helén
Nilsson, Thomas Erland Peter
Nilsson, Ulla Margareta
Nordström, Björn
Nyblaeus, Nils-Fredrik
Nystén, Marcus Fredrik
Odemyr, Hans Kenneth
Orrgard, Carl Ulf Michael
Paus, William
Pawlowski, Piotr Leszek
Pedersen, Jens Nodskov
Pedersen, Zaid Owe Baily
Pelér Andersson, Anna Mireille
Pettersson, Ulf Olof
Pispas, Athanase
Pullig, Maria Elena
Riis, Per Arne
Ringström, Hans Torsten Einar
Rogers, Robert William

contd.

Bolagsverket
Swedish Companies Registration Office

Certificate of Registration
Joint-stock banking company

Registration number: 502032-9081
Date of registration: 29th December, 1971
Company name: Skandinaviska Enskilda Banken AB

Rutqvist, Ewa Margareta
Rydmark, Eric Axel
Scarlett, Marcus Adrian
Sinclair, Jan Malcolm Lawrence
Sjöstrand, Kerstin Elisabet
Sondén, Carl Robert Lennart
Stern-Peltz, John Erik
Stjernström, Jan Martin
Strandman Ullrich, Anna Maria K
Sundvik, Carl-Anders
Svensson, Gerth Allan
Svensson, Weine Günther
Swedberg, Benjamin
Teare, David Bamforth
Thorén, Lars Ola
Thornander, Ulf
Thurell, Carin Monica
Thureson, Claes-Johan
Torstenson, Jan Lennart
Torstensson, Ulf Larsson
Vilson Bergstedt, Åsa Margaretha
Virtanen, Arto Ilmari
Wakefield, Simon Benedict
Wallenberg, Marcus
Warnerman, Pia Margareta
Widebäck West, Cecilia Göransdotter
Widenfelt, Gunnar Erik Samuel
Wijkman, Eszter Katalin Antonia
Zingmark, Erik Oskar
Öhman, Lars Anders
Ahrman, Lars Erik
Üürike, Toomas
de Loes Cassel, Isabelle Anastasia
are entitled to sign on behalf of the company.

Furthermore, the Managing Director, in his normal business activities, is also entitled to sign on behalf of the company.

contd.

Bolagsverket
Swedish Companies Registration Office

Certificate of Registration
Joint-stock banking company

Registration number:	502032-9081
Date of registration:	29th December, 1971
Company name:	Skandinaviska Enskilda Banken AB

Financial year:
1st January – 31st December

Secondary name(s):
Enskilda Fondkommission
SEB Kort
SEB Företagsinvest
SEB Enskilda Banken
SEB Telefonbanken

Date of registration of current and previous company names:
1995-06-07 Skandinaviska Enskilda Banken AB
1995-06-07 Skandinaviska Enskilda Banken AB (publ)
1972-01-01 Skandinaviska Enskilda Banken

Sundsvall, 18th April, 2007
Ex officio

Bente Ohlsson

END